UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

School Specialty, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

807864103

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 807864103		13G

1	Names of Reporting Persons Saybrook Corporate Opportunity Fund II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 63,467 (1)

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 63,467 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 63,467 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 6.3% (2)

12	Type of Reporting Person PN

(1)         See Item 4.

(2)         Based on 1,000,004 Common Shares outstanding.

CUSIP No. 807864103		13G

1	Names of Reporting Persons SCOF II Side Pocket Fund, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 63,467(1)

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 63,467 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 63,467(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 6.3%(2)

12	Type of Reporting Person PN

(1)         See Item 4.

(2)         Based on 1,000,004 Common Shares outstanding.

CUSIP No. 807864103		13G

1	Names of Reporting Persons COF II Bonds Acquisition, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 63,467(1)

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 63,467 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 63,467(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 6.3%(2)

12	Type of Reporting Person OO

(1)         See Item 4.

(2)         Based on 1,000,004 Common Shares outstanding.

CUSIP No. 807864103		13G

1	Names of Reporting Persons Jonathan Rosenthal

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 63,467(1)

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 63,467 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 63,467(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 6.3%(2)

12	Type of Reporting Person IN

(1)         See Item 4.

(2)         Based on 1,000,004 Common Shares outstanding.

CUSIP No. 807864103		13G

1	Names of Reporting Persons John O’Hare

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 63,467(1)

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 63,467 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 63,467(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 6.3%(2)

12	Type of Reporting Person IN

(1)         See Item 4.

(2)         Based on 1,000,004 Common Shares outstanding.

CUSIP No. 807864103	13G

Item 1(a)	Name of Issuer: School Specialty, Inc. (the “Company”)
Item 1(b)	Address of Issuer’s Principal Executive Offices: W6316 Design Drive Greenville, Wisconsin 54942

Item 2(a)

Name of Person Filing:
This Schedule 13G is being filed jointly by Saybrook Corporate Opportunity Fund II, L.P., SCOF II Side Pocket Fund, L.P., COF II Bonds Acquisition, LLC (collectively, the “Reporting Entities”), Jonathan Rosenthal and John O’Hare (collectively, the “Reporting Individuals,” and together with the Reporting Entities, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date of this filing, a copy of which is filed with this Schedule 13G as Exhibit A attached hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)	Address of Principal Business Office or, if none, Residence: The address of the principal business office of each of the Reporting Persons is 11400 W. Olympic Blvd., Suite 1400, Los Angeles, CA 90064.
Item 2(c)

Citizenship:
COF II Bonds Acquisition, LLC is a limited liability company organized under the laws of the State of Delaware. Each of Saybrook Corporate Opportunity Fund II, L.P. and SCOF II Side Pocket Fund, L.P. is a limited partnership organized under the laws of the State of Delaware. Each of the Reporting Individuals is a resident of the United States.

Item 2(d)	Title of Class of Securities: Common Shares, par value $0.001 per share (the “Common Shares”).
Item 2(e)	CUSIP Number: 807864103

Item 3	Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c):
Not applicable

Item 4	Ownership:
(a) Amount beneficially owned:

CUSIP No. 807864103	13G

Each of the Reporting Persons may be deemed to own beneficially 63,467 Common Shares as of December 31, 2014.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Schedule 13G shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement.

(b)

Percent of class:

Saybrook Corporate Opportunity Fund II, L.P.:  6.3%

SCOF II Side Pocket Fund, L.P.:  6.3%

COF II Bonds Acquisition, LLC:  6.3%

Jonathan Rosenthal:  6.3%

John O’Hare:  6.3%

The foregoing percentages are calculated based upon an aggregate of 1,000,004 Common Shares outstanding as of December 2, 2014, as disclosed in the Company’s Quarterly Report filed on Form 10-Q with the United States Securities and Exchange Commission on December 4, 2014.

(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 0 shares for each Reporting Person
	(ii)	Shared power to vote or to direct the vote:

CUSIP No. 807864103	13G

Saybrook Corporate Opportunity Fund II, L.P.: 63,467 SCOF II Side Pocket Fund, L.P.: 63,467 COF II Bonds Acquisition, LLC: 63,467 Jonathan Rosenthal: 63,467 John O’Hare: 63,467
(iii) Sole power to dispose or to direct the disposition of: 0 shares for each Reporting Person
(iv)

Shared power to dispose or to direct the disposition of:

Saybrook Corporate Opportunity Fund II, L.P.:  63,467

SCOF II Side Pocket Fund, L.P.:  63,467

COF II Bonds Acquisition, LLC:  63,467

Jonathan Rosenthal:  63,467

John O’Hare:  63,467

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not applicable.

Item 8	Identification and Classification of Members of the Group:
Not applicable. The Reporting Persons expressly disclaim membership in a “group” as such term is used in Section 13d-1(b)(1)(ii)(K).

Item 9	Notice of Dissolution of Group:
Not applicable.

CUSIP No. 807864103	13G

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not held in connection with or as a participant in any transaction having the purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Joint Filing Agreement attached as Exhibit A hereto.

Dated:  February 17, 2015

SAYBROOK CORPORATE OPPORTUNITY FUND II, L.P.		SCOF II SIDE POCKET FUND, L.P.

By:	/s/ John O’Hare	By:	/s/ John O’Hare
John O’Hare, Co-Portfolio Manager		John O’Hare, Co-Portfolio Manager

COF II BONDS ACQUISITION, LLC

By:	/s/ John O’Hare
John O’Hare, Co-Portfolio Manager

By:	/s/ Jonathan Rosenthal	By:	/s/ John O’Hare
Jonathan Rosenthal		John O’Hare

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated:  February 17, 2015

SAYBROOK CORPORATE OPPORTUNITY FUND II, L.P.		SCOF II SIDE POCKET FUND, L.P.

By:	/s/ John O’Hare	By:	/s/ John O’Hare
John O’Hare, Co-Portfolio Manager		John O’Hare, Co-Portfolio Manager

COF II BONDS ACQUISITION, LLC

By:	/s/ John O’Hare
John O’Hare, Co-Portfolio Manager

By:	/s/ Jonathan Rosenthal	By:	/s/ John O’Hare
Jonathan Rosenthal		John O’Hare